Exhibit 99.5

NICE Named a Leader in the IDC MarketScape: Worldwide Digital
Evidence Management Solutions for Law Enforcement 2023

NICE’s usability, AI workflow automation and data visualization capabilities noted as key strengths

Hoboken, N.J., February 29, 2024 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the 2023 “IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement Vendor Assessment. (#US51361223, Nov. 2023). The IDC MarketScape study assessed digital evidence management (DEM) companies on two axes: business strategies and capabilities.

Dr. Alison Brooks, Research Vice President, Smart Cities and Communities - Public Safety, IDC said, “New innovations in Digital Evidence Management solutions are a game changer for public safety and criminal justice agencies looking to improve case solvability and investigative efficiency. IDC undertook this exhaustive study to provide a comprehensive framework for law enforcement agencies as they consider their DEM choices and options.”

In part, the IDC MarketScape report states: “NICE is established in the DEM space and has continued to build in capabilities according to requests from its customer base. Usability, AI workflow augmentation, and data visualization are key strengths. Customers speak highly of the ease of integration, which is an increasingly important issue for agencies struggling with an ever-evolving series of heterogeneous data sets and types.”

The report goes on to say that agencies should “use Evidencentral when your agency's challenges are broader than managing "heavy" data like video from body-worn or in-car cameras; select NICE when you are looking for a demonstrably proven product across all agency sizes and jurisdictions.”

Chris Wooten, Executive Vice President, NICE, said, “We’re honored NICE is positioned a Leader in IDC’s 2023 MarketScape report. As the study aptly points out, exponential growth in digital evidence and unmanageable caseloads are weighing down law enforcement and criminal justice agencies, contributing to workplace fatigue, burnout and turnover, and slowing down the pursuit of justice for victims. As a digital transformation platform for Public Safety and Justice, NICE Evidencentral transforms digital evidence management, so agencies can find the truth in digital evidence, be a greater force for good, and move the wheels of justice faster.”

Read the IDC MarketScape Excerpt
Download an excerpt copy of the IDC MarketScape: Worldwide Digital Evidence Management Solutions for Law Enforcement 2023 Vendor Assessment here.

Visit the NICE Public Safety & Justice website and learn more about Evidencentral by clicking here.

About Evidencentral
NICE’s award-winning Evidencentral Software-as-a-Service (SaaS) Digital Evidence Management Solution is a cloud-based end-to-end digital transformation platform that’s revolutionizing how agencies manage digital evidence, from crime to court. It digitally transforms how criminal justice and public safety agencies receive, interact with, manage and share digital evidence, from beginning to end. Freed from dealing with discs, drives, emails, and logging into multiple systems to collect and analyze evidence, investigators and prosecutors can instead focus on investigating and prosecuting cases. Evidencentral also features data visualization tools for visualizing evidence on timelines and maps, as well as built-in AI and automation capabilities for detection and redaction, automated case building, video and audio transcription, optical character recognition (OCR), finding evidence connections, and analytics.

To date, NICE Evidencentral has captured over a hundred million incidents, and supported over six million investigations involving more than twenty-five million evidence items. Agencies that have deployed NICE Evidencentral have experienced a fifty percent boost in intake and discovery productivity and saved thousands of hours annually due to efficiency gains.

About IDC MarketScape
IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court.  https://www.nicepublicsafety.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.